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                                                                   Exhibit 2.4

[Vital Signs Inc. Letterhead]

FOR IMMEDIATE RELEASE

Contact:     Terence D. Wall       Tony Dimun            Judy Santiago
             Vital Signs, Inc.     Vital Signs, Inc.     Torrance Group
             201/ 790-1330         201/ 790-1330         212/ 508-3460

            VITAL SIGNS ACQUIRES RESPIRATORY PRODUCT LINE AND ENTERS
                     INTO MULTI-YEAR MANAGED CARE CONTRACT

TOTOWA, N.J. -- December 5, 1995 -- Vital Signs, Inc. (Nasdaq: VITL) announced today that it has signed a definitive agreement to acquire the respiratory product line from Medical Molding Corporation of America Inc., a subsidiary of CIMCO, Inc.
       The respiratory product line, consisting of nebulizer and humidifier products are sold under the trademark Misty Ox (R) with sales of approximately $3.3 million by Medical Molding for its fiscal year ended April 30, 1995.
       Terence D. Wall, president and chief executive officer of Vital Signs, stated: "The Mist Ox respiratory products line expands our respiratory product offering for the Vital Signs direct sales force. Given the strong market share presence that Vital Signs enjoys in the anesthesia and respiratory market, the Mist Ox product line with its established niche, will enable our sales personnel to present an even broader menu of respiratory products to our hospital customers. Opportunities for increased sales of Mist Ox products exist in the domestic hospital and home care markets where Misty Ox products have been sold and in the international markets where sales efforts have just started."
       Additionally, Vital Signs announced that it has entered into a multi-year sole source contract to sell anesthesia and critical care products to Tenet Healthcare through October 1, 1998. Products under contract include anesthesia face masks, circuits and circuit components for three years. A sole source two-year contract for single patient blood pressure cuffs has also been awarded.
       "We believe supplier/provider partnerships will be a key to success in the future," stated Dan Reuvers, vice president of sales for Vital Signs. "The Tenet relationship is an exciting stride in that direction."
       Tenet is the second largest investor owned hospital group in the United States with nearly one-hundred hospital under ownership. These facilities, along with some of their affiliate groups (ORNDA,BRIM) will participate in this relationship.
       Vital Signs, was recognized in the November, 1995 issue of Forbes Magazine as one of "The 200 Best Small Companies in America"; signifying Vital Signs continual commitment to design the highest quality single-patient use medical product for anesthesia and critical care applications.
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